Exhibit 99.1

Borr Drilling Limited – Contracting Update

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce new contract commitments for three of its premium jack-up rigs, the “Prospector 1”, the “Gunnlod”, and a rig to be determined.  The commitments total 820 days and $158.6 million in contract revenue, inclusive of mobilization and demobilization compensation.

In the North Sea, multiple contracts have been secured totaling 250 days of backlog that commenced in March 2024.

In Southeast Asia, the Company has secured a one well commitment, with an anticipated duration of 90 days, that will commence in May 2024.

Finally, an undisclosed customer has issued a firm and binding Letter of Award for a campaign expected to commence between Q4 2024 and Q1 2025, with an estimated duration of 480 days.

Hamilton, Bermuda
9 April 2024

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “will”, “expect” , “estimate” and similar expressions and include statements relating to contract awards, letter of awards,  contract duration and value and expected start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, including our ability to convert LOAs into contracts, the final terms and start dates of such contracts, actual performance under drilling contracts, the risk that backlog may not be realized, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.